UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Purple Biotech Ltd. (the “Company” or the “Registrant”) announced that the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) held on Tuesday, April 15, 2025, at 4:30 p.m. Israel time was convened and adjourned, without any business being conducted, due to lack of the required quorum.

The Annual Meeting therefore was adjourned to Tuesday, April 22, 2025, at 4:30 p.m. Israel time, at the offices of the Company at 4 Oppenheimer Street, Science Park, Rehovot, Israel, to allow additional time for the Company’s shareholders to vote on the proposals set forth in the notice and proxy statement for the Annual Meeting attached as Exhibit 99.1 to the Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on February 28, 2025. No changes have been made to the proposals to be voted on at the Annual Meeting.

Only shareholders and holders of the Company’s American Depositary Shares (“ADSs”) of record at the close of business in New York on March 6, 2025 (the “Record Date”), are entitled to vote at the Annual Meeting. You are also entitled to vote at the Annual Meeting if you are a beneficial owner who holds ordinary shares or ADSs through a broker, bank or other nominee as of the Record Date.

During the period of adjournment, the Company will continue to solicit votes from its shareholders with respect to the proposals set forth in the proxy statement. Votes previously submitted in respect of the Annual Meeting will be voted at the adjourned Annual Meeting unless properly revoked.

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 27, 2019 (Registration file number 333-235729), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on December 8, 2022 (Registration file number 333-268710), the Registrant’s Registration Statement on Form F-1, as amended, originally filed with the Securities and Exchange Commission on October 30, 2023 (Registration file number 333-275216) and the Registrant’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on July 22, 2024 (Registration file number 333-280947), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 15, 2025	PURPLE BIOTECH LTD.

	By:	/s/ Gil Efron
Gil Efron
Chief Executive Officer

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